                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                TO 240.13D-1(B), (C) and AMENDMENTS THERETO FILED
                              PURSUANT TO 240.13D-2

                                (Amendment No. )*


                          CAL DIVE INTERNATIONAL, INC.
                                (Name of Issuer)

                           Common Stock, no par value
                         (Title of Class of Securities)

                                   127914 10 9
                                 (CUSIP Number)

                                 August 14, 1998
                              (Date of Event Which
                       Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

                                [ ] Rule 13d-1(b)

                               [X] Rule 13d-1 (c)

                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                Page 1 of 8 Pages

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                                  SCHEDULE 13G
CUSIP No.  127914 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney & Partners IV L.P.

2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                               (a)[ ]
                                                                          (b)[ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA


   NUMBER OF        5        SOLE VOTING POWER
    SHARES                   763,135
 BENEFICIALLY
   OWNED BY         6        SHARED VOTING POWER
     EACH                    0
   REPORTING
    PERSON          7        SOLE DISPOSITIVE POWER
     WITH                    763,135

                    8        SHARED DISPOSITIVE POWER
                             0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         763,135

10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.24%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         PN


----------
(1) Based on 14,555,831 shares of Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

                                Page 2 of 8 Pages

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                                  SCHEDULE 13G
CUSIP No. 127914 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         R. Chaney Investments, Inc.


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                               (a)[ ]
                                                                          (b)[ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA


  NUMBER OF         5        SOLE VOTING POWER
   SHARES                    763,135
BENEFICIALLY
  OWNED BY          6        SHARED VOTING POWER
    EACH                     0
  REPORTING
   PERSON           7        SOLE DISPOSITIVE POWER
    WITH                     763,135

                    8        SHARED DISPOSITIVE POWER
                             0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         763,135

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.24%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         CO

----------
(1) Based on 14,555,831 shares of Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

                                Page 3 of 8 Pages

                                  SCHEDULE 13G
CUSIP No. 127914 10 9

1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Robert H. Chaney


2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (See Instructions)                                               (a)[ ]
                                                                          (b)[ ]

3        SEC USE ONLY

4        CITIZENSHIP OR PLACE OF ORGANIZATION

         USA


  NUMBER OF         5        SOLE VOTING POWER
   SHARES                    763,135
BENEFICIALLY
  OWNED BY          6        SHARED VOTING POWER
    EACH                     0
  REPORTING
   PERSON           7        SOLE DISPOSITIVE POWER
    WITH                     763,135

                    8        SHARED DISPOSITIVE POWER
                             0

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         763,135

10       CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (See Instructions)                                                  [ ]

11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         5.24%(1)

12       TYPE OF REPORTING PERSON (See Instructions)
         IN

----------
(1) Based on 14,555,831 shares of Common Stock issued and outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998.

                                Page 4 of 8 Pages

ITEM 1.

     (a)  Name of issuer:  Cal Dive International, Inc.

     (b)  Address of issuer's principal executive offices:  400 N. Sam Houston
                                                            Parkway East
                                                            Suite 400
                                                            Houston, TX  77060

ITEM 2.

(a)      Name of persons filing:

         The Schedule 13G is filed by R. Chaney & Partners IV L.P. ("Fund IV"),
R. Chaney Investments, Inc. ("Investments"), and Mr. Robert H. Chaney. Investments is the sole general partner of Fund IV. Mr. Chaney is the sole shareholder of Investments.

(b)      Address of principal office:

         The address of the principal business office of each of Fund IV, Investments and Mr. Chaney is 909 Fannin, Suite 1275, Two Houston Center, Houston, Texas 77010-1006.

(c)      Citizenship

         Fund IV is a limited partnership formed under the laws of Delaware. Investments is a corporation organized under the laws of the State of Texas. Mr. Chaney is a citizen of the United States of America.

(d)      Title of class of Securities:  Common Stock, no par value

(e)      CUSIP Number:              127914 10 9


ITEM 3. If this statement is filed pursuant to 240.13d(b) or 240.13d-2(b) or
(c), check whether the person filing is a:

                  (a) [ ] Broker or dealer registered under section 15 of the
                          Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15
                          U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the
                          Investment Company Act of 1940 (15 U.S.C. 80a-8).


                                Page 5 of 8 Pages

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                  (e) [ ] An investment adviser in accordance with
                          240.13d-1(b)(1)(ii)(E);

                  (f) [ ] An employee benefit plan or endowment fund in
                          accordance with 240.13d-1(b)(1)(ii)(F);

                  (g) [ ] A parent holding company or control person in
                          accordance with 240.13d-1(b)(1)(ii)(G);

                  (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

                  (j) [ ] Group, in accordance with 240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to 240.13d-1(c), check this box.

ITEM 4.  OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a)  Amount beneficially owned:  763,135

         (b)  Percent of class:  5.24%.

         (c)  Number of shares as to which each person has:

                  (i)   sole power to vote or to direct the vote: 763,135

                  (ii)  shared power to vote or to direct the vote: None.

                  (iii) sole power to dispose or to direct the disposition of:
                        763,135

                  (iv)  shared power to dispose or to direct the disposition of:
                        None.

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY


                                Page 6 of 8 Pages

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         Not applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not applicable.

ITEM 10.  CERTIFICATION

         By signing below the undersigned certify that, to the best of the knowledge and belief of the undersigned, the securities referred to above were not acquired and are not held for the purpose of or with the affect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 7 of 8 Pages

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

August 20, 1998


                                   R. CHANEY & PARTNERS IV L.P.

                                   By:  R. Chaney Investments, Inc.,
                                        General Partner



                                        By: /s/ ROBERT H. CHANEY
                                           -------------------------------------
                                           Robert H. Chaney,
                                           President and Chief Executive Officer


                                   R. CHANEY INVESTMENTS, INC.



                                   By:  /s/ ROBERT H. CHANEY
                                        ---------------------------------------
                                        Robert H. Chaney,
                                        President and Chief Executive Officer


                                    /s/ ROBERT H. CHANEY
                                    ---------------------------------------
                                    Robert H. Chaney,
                                    Sole Shareholder of R. Chaney
                                    Investments, Inc.














                                Page 8 of 8 Pages

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                                INDEX TO EXHIBITS


Exhibit No.             Description

    10.1                Joint Reporting Agreement dated as of August 20, 1998 by and among R. Chaney & Partners IV L.P., R. Chaney Investments, Inc.,
                        and Robert H. Chaney